Filed Pursuant to Rule 253(g)(2)

File No. 024-10436

THE FAIR-HAIRED DUMBBELL LLC

SUPPLEMENT NO. 1 DATED AUGUST 19, 2016

TO THE OFFERING CIRCULAR DATED APRIL 1, 2016

This document supplements, and should be read in conjunction with, the offering circular of The Fair-Haired Dumbbell LLC (“we”, “our” or “us”), dated April 1, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain information relating to tax liens at the request of our state securities regulators (the “Regulators”).  We are therefore disclosing that the owner of our Manager (…Some Knucklehead, Inc. d/b/a Guerrilla Development), Kevin Cavenaugh, has previously had tax liens imposed against him personally. All such tax liens have been satisfied and released and no tax liens against Mr. Cavenaugh currently exist. At no time has any tax lien been imposed on us or the Manager.